As filed with the Securities and Exchange Commission on August 12, 2015

Registration No. _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0467835**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5320 Legacy Drive, Plano, TX	**75024**
(Address of principal executive offices)	*(Zip Code)*

DENBURY RESOURCES INC. AMENDED AND RESTATED
2004 OMNIBUS STOCK AND INCENTIVE PLAN

(Full title of the plan)

Mark C. Allen **Sr. Vice President and Chief Financial Officer** **Denbury Resources Inc.** **5320 Legacy Drive** **Plano, Texas 75024** **(972) 673-2000**	**Copy to:** **Donald Brodsky** **Baker & Hostetler LLP** **811 Main Street, Suite 1100** **Houston, Texas 77002** **(713) 751-1600**
(Name, address and telephone number, including area code, of agent for service)	

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price per Share (3)(4)	Proposed Maximum Aggregate Offering Price (3)(4)	Amount of Registration Fee
Common Stock $.001 Par Value	3,000,000	$ 3.31	$ 9,930,000	$ 1,153.87

(1) The securities to be registered are 3,000,000 additional shares reserved for issuance under the Registrant's Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "2004 Plan").
(2) Pursuant to Rule 416, this Registration Statement is deemed to include additional shares of Common Stock issuable under the terms of the Plan to prevent dilution resulting from any future stock split, stock dividend or similar transaction.
(3) Estimated solely for the purpose of calculating the registration fee.
(4) Calculated pursuant to Rule 457(c) and (h)(1). Accordingly, the price per share of Common Stock offered hereunder pursuant to the Plan is the price per share of $3.31, which is the average of the highest and lowest selling price per share of Common Stock by the New York Stock Exchange on August 6, 2015.

Denbury Resources Inc.

TABLE OF CONTENTS

Denbury Resources Inc.

EXPLANATORY NOTE

By this registration statement, Denbury Resources Inc. (the "Company" or "we" or "our" or "us") is registering an additional 3,000,000 shares of its common stock reserved for issuance under its Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "2004 Plan"). The contents of the following prior registration statements are incorporated by reference into this registration statement pursuant to General Instruction E of Form S-8: Registration Nos. 333-116249, 333-143848, 333-160178, 333-167480 and 333-189438.

Documents Incorporated by Reference

Any reports filed by us with the Securities and Exchange Commission ("SEC") after the date of this Registration Statement and before the date that the offering of the securities by means of this Registration Statement is terminated will automatically update and, where applicable, supersede any information contained in or incorporated by reference in this Registration Statement. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing such documents:

1. Our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015;
2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, filed on May 6, 2015 and August 6, 2015, respectively; and
3. Our Current Reports on Forms 8-K (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) filed on: January 15, 2015; January 29, 2015; March 26, 2015; April 28, 2015; May 22, 2015; and July 28, 2015.

Denbury Resources Inc.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

(a) Exhibits.

The following documents are included as a part of this registration statement.

Exhibit No.	Document Description
4.1	Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan, as amended and restated effective as of May 19, 2015 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on May 22, 2015, File No. 001-12935).
5.1*	Opinion of Baker & Hostetler LLP.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of DeGolyer and MacNaughton.
23.3*	Consent of Baker & Hostetler LLP (included in Opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).

*   Included herewith.

Denbury Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, Texas, on August 12, 2015.

Denbury Resources Inc.

/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer

/s/ Alan Rhoades
Alan Rhoades
Vice President and Chief Accounting Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Phil Rykhoek, Mark C. Allen and Alan Rhoades, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

August 12, 2015

/s/ Phil Rykhoek
Phil Rykhoek
Director, President and Chief Executive Officer
(Principal Executive Officer)

August 12, 2015

/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer
(Principal Financial Officer)

August 12, 2015

/s/ Alan Rhoades
Alan Rhoades
Vice President and Chief Accounting Officer
(Principal Accounting Officer)

August 12, 2015

/s/ Wieland F. Wettstein
Wieland F. Wettstein
Chairman of the Board

Denbury Resources Inc.

August 12, 2015	/s/ Michael B. Decker
	Michael B. Decker Director
August 12, 2015	/s/ John P. Dielwart
	John P. Dielwart Director
August 12, 2015	/s/ Gregory L. McMichael
	Gregory L. McMichael Director
August 12, 2015	/s/ Kevin O. Meyers
	Kevin O. Meyers Director
August 12, 2015	/s/ Randy Stein
	Randy Stein Director
August 12, 2015	/s/ Laura A. Sugg
	Laura A. Sugg Director

Denbury Resources Inc.

INDEX TO EXHIBITS

Exhibit No.	Document Description
5.1	Opinion of Baker & Hostetler LLP.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of DeGolyer and MacNaughton.

Exhibit 5.1

Baker&Hostetler LLP

811 Main Street
Suite 1100
Houston, TX 77002-6111

T 713.751.1600
F 713.751.1717
www.bakerlaw.com

August 11, 2015

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Re: *Denbury Resources Inc. - Registration Statement on Form S-8*

Ladies and Gentlemen:

We have acted as outside counsel to Denbury Resources Inc., a Delaware corporation (the "Company"), in connection with the preparation of the Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission on or about August 12, 2015, under the Securities Act of 1933, as amended (the "Securities Act"), relating to 3,000,000 additional shares of the $0.001 par value common stock (the "Common Stock") of the Company that may be issued by the Company under the Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "2004 Plan"). For the purposes hereof, the 3,000,000 additional shares of Common Stock that may be issued under the 2004 Plan will be referred to collectively as the "Shares."

You have requested an opinion with respect to certain legal aspects of the issuance of the Shares. In connection therewith, we have examined and relied upon the originals, or copies identified to our satisfaction, of (1) the Second Restated Certificate of Incorporation of the Company and the Second Amended and Restated Bylaws of the Company; (2) minutes and records of the corporate proceedings of the Company with respect to the amendment and restatement of the 2004 Plan, the issuance of the Shares pursuant to the 2004 Plan, the filing of the Registration Statement with the Securities and Exchange Commission and related matters; (3) the Registration Statement and exhibits thereto; (4) the 2004 Plan; and (5) such other documents and instruments as we have deemed necessary for the expression of the opinion herein contained.

In making the foregoing examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies. As to various questions of fact material to this opinion, and as to the content of the Registration Statement, minutes, records, resolutions and other documents or writings of the Company, we have relied, to the extent deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company and upon documents, records and instruments furnished to us by the Company, without independent verification of their accuracy.

Based upon our examinations, and the consideration of, and reliance upon, the documents and other matters described above, and assuming that:

(1)   the Shares to be issued or sold in the future under the 2004 Plan will be duly issued or sold in accordance with the terms of the 2004 Plan and the terms of awards made under the 2004 Plan,

(2)   the Company maintains an adequate number of authorized but unissued shares and/or treasury shares for issuance of Shares to be issued pursuant to awards granted under the 2004 Plan, and

(3)   the lawful consideration for the Shares issued pursuant to the awards granted under the 2004 Plan, is actually received by the Company as provided in the 2004 Plan and exceeds the par value of such Shares,

Atlanta   Chicago   Cincinnati   Cleveland   Columbus   Costa Mesa   Denver
Houston   Los Angeles   New York   Orlando   Philadelphia   Seattle   Washington, DC

we are of the opinion that Shares issued or sold in accordance with the terms of the 2004 Plan and pursuant to awards made under and in accordance with the terms of the 2004 Plan, will be legally issued, fully paid and nonassessable.

The opinion expressed herein is limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and reported judicial decisions, rules and regulations interpreting and implementing those laws, and we assume no responsibility as to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any amendments thereto. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2015 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Denbury Resources Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

August 12, 2015

Exhibit 23.2

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

August 12, 2015

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to incorporation by reference in this Form S-8 Registration Statement of Denbury Resources Inc. (with respect to the Denbury Resources Inc. 2004 Omnibus Stock and Incentive Plan), to be filed with the Securities and Exchange Commission on or about August 12, 2015, the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2014, which uses the name DeGolyer and MacNaughton, refers to DeGolyer and MacNaughton, and includes our Letter Report dated January 27, 2015, regarding the proved reserves of Denbury Resources, and to the inclusion of information taken from our "Appraisal Report as of December 31, 2014 on Certain Properties owned by Denbury Resources Inc. SEC Case", "Appraisal Report as of December 31, 2013 on Certain Properties owned by Denbury Resources Inc. SEC Case", and "Appraisal Report as of December 31, 2012 on Certain Properties owned by Denbury Resources Inc. SEC Case".

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm F-716